FOURTH HARVEST INC
BALANCE SHEET
As of 12/31/2024
Prepared by: Amelia Quilici, CPA

ASSETS
  Current Assets

Cash and Cash Equivalents	34,393
Accounts Receivable	112
Inventory	5,000
Property & Equipment	9,933
Accumulated depreciation	(3,569)
TOTAL ASSETS	**45,869**

LIABILITIES

Accounts Payable and Accrued Liabilities	3,210
Other Current Liabilities	
HoneyComb Credit	10,170
LEAF1-23-6129	1,693
LEAF2-24-6023	2,031
Other Long Term Liabilities	(219)
PNC Business Line	4,555
Long-Term Liabilities	
HoneyComb Credit	14,464
LEAF2-24-6023	7,295
Additional Paid in Capital	28,080
Retained Earning	(25,409)
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY	**45,869**

FOURTH HARVEST INC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2024
Prepared by: Amelia Quilici, CPA

Revenues

Gross Receipts	175,167.58
Cost of Goods Sold	(48,452.57)
Gross Profit	126,715.01

Operating Expenses

Salaries and Wages	43,601.89
Payroll Taxes	6,330.45
Employee Benefits	1,582.48
Rent Expense	14,429.00
Repairs and Maintenance	511.06
Depreciation	739.00
Advertising	15,667.89
Auto Expenses	1,183.21
Bank Fees	58.70
Catering Materials & Supplies	2,387.54
Charitable Contributions	103.48
Contract Labor	26,012.64
Event Fees	5,035.68
Firewood/Fuel	61.22
Insurance	2,921.85
Legal and Professional	1,257.13
Meals & Entertainment	3,463.35
Miscellaneous	358.71
POS Fees	2,446.32
Product Packaging	2,281.10
Research & Development	340.66
Sales/Use Tax	722.69
Taxes and Licenses	720.00
Shipping & Storage	148.44
Software	2,998.61
Supplies	11,374.15
Travel	629.97
Training	20.17
Total Operating Expenses	147,387.39
Operating Income (Loss)	(20,672.38)

Other Income (Expense)

Other Income	2,314.78
Gain on Sale of Assets	11,710.06
Interest Expense	(2,891.96)
Total Other Income (Expense)	11,132.88
Net Income (Loss) Before Taxes	(9,539.50)
Income Tax Expense	-
Net Income (Loss)	(9,539.50)